Exhibit (a)(47)



                        AN OPPORTUNITY NOT TO BE MISSED

Dear Fellow HEI Shareholders:

A fundamental tenet of corporate democracy is management accountability. The incumbent directors of any public company do not have the automatic right to continue running the company indefinitely, particularly after a prolonged period of poor performance. They must answer to you, the true owners of the company. That is why the law requires a corporation such as HEI to hold a shareholders' meeting every year and, in certain instances, to hold special meetings.

IT IS A RARE CASE WHEN AN OUTSIDE SHAREHOLDER HAS THE FINANCIAL ABILITY, COURAGE, AND PERSISTENCE TO CHALLENGE AN INCUMBENT BOARD OF DIRECTORS. THIS YEAR, HOWEVER, THROUGH OUR EFFORTS, YOU HAVE THE OPPORTUNITY TO CALL HEI'S DIRECTORS TO ACCOUNT FOR THEIR CONTINUED FAILURES AND TO SUPPORT A MORE DYNAMIC GROUP TO LEAD HEI.

If you don't act now, you have no guarantee that in the years to come there will be any shareholder group around to challenge the incumbent directors if they continue to perform poorly. It will be business as usual at HEI, which in recent years hasn't proven profitable for the shareholders--only for the directors.

We urge you to exercise your democratic right as an owner of HEI to breathe new life into this company and bring new leadership to its board of directors. Please vote your GREEN proxy today.

Even if you have already voted your shares, it is the latest-dated proxy that counts. Please make sure that your latest-dated proxy card is the GREEN proxy card. If you need assistance in voting, please contact our information agent, Beacon Hill Partners, at 1-800-253-3814.

Thank you for your support.

                                    THE FANT GROUP